Exhibit 5.2

2049 Century Park East Los Angeles, CA 90067 United States + 1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

May 13, 2024

Ares Capital Corporation

245 Park Avenue, 44th Floor

New York, New York 10167

Re:  Ares Capital Corporation 5.950% Notes due 2029

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to Ares Capital Corporation, a Maryland corporation (the “Company”), in connection with the issuance of $850,000,000 aggregate principal amount of 5.950% notes due 2029 (the “Notes”) pursuant to the registration statement on Form N-2 (File No. 333-279023) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on May 1, 2024 and the final prospectus supplement, dated May 6, 2024 (including the base prospectus filed therewith, the “Prospectus Supplement”) filed with the Commission on May 6, 2024 pursuant to Rule 424(b) under the Securities Act.

The Notes are to be issued pursuant to the provisions of the Indenture dated May 13, 2024 (the “Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (together with any successors or assigns, the “Trustee”), as supplemented by the First Supplemental Indenture, dated May 13, 2024, between the Company and the Trustee (the “First Supplemental Indenture,” and, together with the Indenture, the “5.950 % Notes Indenture”).

As such counsel, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) the Registration Statement, (ii) the Prospectus Supplement, (iii) the 5.950% Notes Indenture, (iv) a specimen form of the Notes, (v) the purchase agreement related to the Notes, dated May 6, 2024, among the Company, the several underwriters party thereto and the other parties named therein, and (vi) such corporate records of the Company, certificates of public officials, officers of the Company and other persons, and such other documents, agreements and instruments as we have deemed necessary as a basis for the opinions hereinafter expressed.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all such documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto, and the due authorization, execution and delivery of all documents by the parties thereto. As to any facts material to the opinions expressed herein that we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company, public officials and others.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principals of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought and (iii) public policy considerations that may limit the rights of parties to obtain certain remedies.

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Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that when (i) the 5.950% Notes Indenture has been duly authorized, executed and delivered by each of the Company and the Trustee, (ii) the final terms of the Notes are duly established and authorized for issuance by all necessary corporate action on the part of the Company, (iii) the Notes have been duly executed by the Company and authenticated by the Trustee in accordance with the provisions of the 5.950% Notes Indenture, delivered to and paid for by the purchaser thereof pursuant to the documents governing their issuance and sale and (iv) the terms of the Notes as established comply with the requirements of the Investment Company Act of 1940, as amended, the Notes will be validly issued and binding obligations of the Company, enforceable against the Company in accordance with the terms thereof and will be entitled to the benefits of the 5.950% Notes Indenture.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K relating to the issuance of the Notes. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement and the Prospectus Supplement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. None of the opinions or other advice contained in this letter considers or covers the laws of any other jurisdiction, including any foreign or state securities (or “blue sky”) laws or regulations or the effect of any such non-covered laws on the opinions stated herein.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion speaks only as of the date hereof and we assume no obligation to revise or supplement this opinion.

We have also assumed that the execution and delivery of the 5.950% Notes Indenture and the Notes and the performance by the Company of its obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which the Company is bound.

Very truly yours,

/s/ Kirkland & Ellis LLP